UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                            PORTLAND BREWING COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   736 420 100
                                 --------------
                                 (CUSIP Number)

                             John D. Guinasso, Esq.
                           Schwabe, Williamson & Wyatt
                     1211 SW Fifth Avenue, Suites 1600-1800
                           Portland, Oregon 97204-3795

                                  503-222-9981
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 31, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  736 420 100
----------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

         Harmer Mill & Logging Supply Co.  EIN 93-0401358

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)  X

             (b)

3.  SEC Use Only

4.  Source of Funds (See Instructions)  OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization     Oregon, United States of America


Number of                  7.  Sole Voting Power:          765,162
Shares Beneficially
Owned by                   8.  Shared Voting Power:   1,530,324
Each Reporting
Person With                9.  Sole Dispositive Power:   765,162

                           10. Shared Dispositive Power:   1,530,324

11. Aggregate Amount Beneficially Owned by Each Reporting Person:   2,341,088.5

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11):   56.75%

14. Type of Reporting Person (See Instructions):    CO

CUSIP No.  736 420 100
----------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

         MacTarnahan Family Trust  EIN ###-##-####

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)  X

             (b)

3.  SEC Use Only

4.  Source of Funds (See Instructions)  OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization    Oregon, United States of America


Number of                  7.  Sole Voting Power         434,281
Shares Beneficially
Owned by                   8.  Shared Voting Power       1,906,807.5
Each Reporting
Person With                9.  Sole Dispositive Power    434,281

                           10. Shared Dispositive Power  1,906,807.5

11. Aggregate Amount Beneficially Owned by Each Reporting Person   2,341,088.5

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)   56.75%

14. Type of Reporting Person (See Instructions):    OO

CUSIP No.  736 420 100
----------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

         Black Lake Investments  EIN 93-1036865

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)  X

             (b)

3.  SEC Use Only

4.  Source of Funds (See Instructions)  OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d or 2(e)

6.  Citizenship or Place of Organization    Oregon, United States of America

Number of                  7.  Sole Voting Power          73,335
Shares Beneficially
Owned by                   8.  Shared Voting Power        2,267,753.5
Each Reporting
Person With                9.  Sole Dispositive Power:    73,335

                           10. Shared Dispositive Power:  2,267,753.5

11. Aggregate Amount Beneficially Owned by Each Reporting Person:   2,341,088.5

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11):   56.75%

14. Type of Reporting Person (See Instructions):    PN

CUSIP No.  736 420 100
----------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

         MacTarnahan Limited Partnership  EIN 93-1133339

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)  X

             (b)

3.  SEC Use Only

4.  Source of Funds (See Instructions)  OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization    Oregon, United States of America

Number of                  7.       Sole Voting Power         43,848.75
Shares Beneficially
Owned by                   8.       Shared Voting Power       2,297,239.75
Each Reporting
Person With                9.       Sole Dispositive Power    43,848.75

                           10.      Shared Dispositive Power  2,297,239.75

11. Aggregate Amount Beneficially Owned by Each Reporting Person   2,341,088.5

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)   56.75%

14. Type of Reporting Person (See Instructions):    PN

CUSIP No.  736 420 100
----------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

         Robert Malcolm MacTarnahan

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)  X

             (b)

3.  SEC Use Only

4.  Source of Funds (See Instructions)  OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization    United States of America

Number of                  7.  Sole Voting Power         28,860
Shares Beneficially
Owned by                   8.  Shared Voting Power       2,312,228.5
Each Reporting
Person With                9.  Sole Dispositive Power    28,860

                           10. Shared Dispositive Power  2,312,228.5

11. Aggregate Amount Beneficially Owned by Each Reporting Person   2,341,088.5

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)   56.75%

14. Type of Reporting Person (See Instructions):    IN

CUSIP No.  736 420 100
----------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

              Robert Scott MacTarnahan

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)  X

             (b)

3.  SEC Use Only

4.  Source of Funds (See Instructions)  OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization    United States of America

Number of                  7.  Sole Voting Power          114,573
Shares Beneficially
Owned by                   8.  Shared Voting Power        2,226,515.5
Each Reporting
Person With                9.  Sole Dispositive Power     114,573

                           10. Shared Dispositive Power   2,226,515.5

11. Aggregate Amount Beneficially Owned by Each Reporting Person   2,341,088.5

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)   56.75%

14. Type of Reporting Person (See Instructions):    IN

CUSIP No.  736 420 100
----------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

         Electra Partners, Inc.  EIN 93-0844341

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)  X

             (b)

3.  SEC Use Only

4.  Source of Funds (See Instructions)  OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization    Oregon, United States of America

Number of                  7.  Sole Voting Power          213,186.75
Shares Beneficially
Owned by                   8.  Shared Voting Power        2,127,901.75
Each Reporting
Person With                9.  Sole Dispositive Power     213,186.75

                           10. Shared Dispositive Power   2,127,901.75

11. Aggregate Amount Beneficially Owned by Each Reporting Person   2,341,088.5

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)   56.75%

14. Type of Reporting Person (See Instructions):    CO

CUSIP No.  736 420 100
----------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

         Charles A. Adams Family Trust  EIN ###-##-####

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)  X

             (b)

3.  SEC Use Only

4.  Source of Funds (See Instructions)  OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization    Oregon, United States of America

Number of                  7.  Sole Voting Power         666,192
Shares Beneficially
Owned by                   8.  Shared Voting Power       1,674,896.5
Each Reporting
Person With                9.  Sole Dispositive Power    666,192

                           10. Shared Dispositive Power  1,674,896.5

11. Aggregate Amount Beneficially Owned by Each Reporting Person   2,341,088.5

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)   56.75%

14. Type of Reporting Person (See Instructions):    OO

CUSIP No.  736 420 100
----------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

         Charles Anthony Adams

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)  X

             (b)

3.  SEC Use Only

4.  Source of Funds (See Instructions)  OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization    United States of America

Number of                  7.  Sole Voting Power          -0-
Shares Beneficially
Owned by                   8.  Shared Voting Power        2,341,088.5
Each Reporting
Person With                9.  Sole Dispositive Power     -0-

                           10. Shared Dispositive Power   2,341,088.5

11. Aggregate Amount Beneficially Owned by Each Reporting Person   2,341,088.5

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)   56.75%

14. Type of Reporting Person (See Instructions):    IN

Item 1. Security and Issuer

         This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned to amend the Schedule 13D originally filed on September 3, 1998 (the "Schedule 13D") regarding the common stock, no par value ("Common Stock"), of Portland Brewing Company (the "Company"). The address of the principal executive offices of the Company is 2730 NW 31st Avenue, Portland, Oregon 97210. Capitalized terms used without definition in this Amendment No. 1 shall have the meaning ascribed to them in the Schedule 13D.

Item 2. Identity and Background

         Item 2 of the  Schedule  13D is hereby  amended by  deleting  paragraph
2) thereof (disclosing information regarding Harco Products, Inc. ("Harco")) and replacing it in its entirety with the following:

         2) MacTarnahan Family Trust. The MacTarnahan Family Trust is a trust formed under the laws of the State of Oregon with its principal office located at 11416 SW Lynnridge, Portland, OR 97225. The trustees for the MacTarnahan Family Trust are Robert M. MacTarnahan and Ruth A. MacTarnahan. The principal business of the trust is to hold and manage investments for its beneficiaries.

         Neither the MacTarnahan Family Trust nor its trustees have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and misdemeanors), been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 2 of the Schedule 13D is further amended by deleting the defined term "Trust" in paragraph 8) thereof. All references to the "Trust" in the
Schedule  13D and this  Amendment  No. 1 shall refer to the Adams Family Trust.

Item 3. Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule 13D is amended to add the following:

         The acquisition of Common Stock to which this Amendment No. 1 relates was made in connection with the acquisition by the Company of all of the common stock of Harco. The aggregate number of shares of Common Stock issuable in connection with such transaction is 760,000 shares, valued at $.75 per share, making for an aggregate consideration, which is subject to post-closing adjustment, of $570,000. Any adjustment in the number of shares issued in connection with the Company's acquisition of Harco will not be material.

         As a result of such transaction, and because of the relationship between the parties to such transaction, the MacTarnahan Family Trust has joined the Group described in the Schedule 13D and Harco, which is now a wholly owned subsidiary of the Company, is no longer a member of such group.

Item 4. Purpose of the Transaction

         Item 4 of the Schedule 13D is amended by adding the following:

         The Common Stock to which this Amendment No. 1 relates was acquired for investment purposes.

         There are no current plans or proposals which would relate to or result in any transaction described in items (a) through (j) of the instructions to
Item 4 of Schedule 13D.

Item 5.  Interests in Securities of the Issuer

         Item 5 of the Schedule 13D is amended and replaced in its entirety as follows:

         (a) Pursuant to Rule 13d-5(b)(1), each member of the Group is deemed to be the beneficial owner of 2,341,088.5 shares of Common Stock, 88,735.5 of which shares are beneficially owned as members of the Group have the right to acquire such shares pursuant to options or warrants. The shares of Common Stock beneficially owned by the Group represent 56.75% of the outstanding Common Stock of the Company.

         (b) The members of the Group together have the sole power to vote and the sole power dispose of 2,341,088.5 shares of Common Stock. The Group shares the power to vote and the power to dispose of 1,650 shares of Common Stock, 600 shares of which are owned by Jean R. MacTarnahan (Robert Scott MacTarnahan's spouse) and 1,050 shares of which are owned by Charles Francis Adams III and Katherine Maxwell Adams (Charles Anthony Adams' children). Jean R. MacTarnahan is a citizen of the United States of America and her business address is 11416 SW Lynnridge, Portland, Oregon 97225. Each of Charles Francis Adams III and Katherine Maxwell Adams is a citizen of the United States of America and their residential address is 2662 SW Georgian Place, Portland, Oregon 97201.

         In addition, Harmer and the Adams Family Trust each own 2,885 shares of the Company's Series A Preferred Stock (the "Series A"). Each share of the Series A is convertible on February 25, 2004 into fully paid and non-assessable shares of Common Stock at a conversion rate of 100 shares of Common Stock for each share of Series A. Because the Series A shares are not convertible into Common Stock within 60 days of the date of this Amendment No. 1, in accordance with Rule 13D-3(d)(1), they are not included in the aggregate beneficial ownership of the Group.

         Charles Anthony Adams owns options to purchase 36,000 shares of Common Stock under the Company's Incentive Stock Option Plan. 33,750 of these options, which were then excerisable, were included in the Schedule D. In May, 1999, these options were repriced and the exercise date changed to May 26, 2000. Because these options are not exercisable within 60 days of the date of this Amendment No. 1, in accordance with Rule 13D-3(d)(1), they are not included in the aggregate beneficial ownership of the Group.

         See Items 7-10 on each of the cover pages to this Schedule 13D/A for specific information as to the voting and dispositive power of each of the Reporting Persons.

         (c) The MacTarnahan Family Trust and Robert Scott MacTarnahan acquired beneficial ownership of 434,281 and 108,573 shares of Common Stock, respectively, directly from the Company in consideration for their shares of Harco as described in Item 3 above. Any adjustment in the number of shares issued in connection with the Company's acquisition of Harco will not be material.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         In consideration of the MacTarnahan Limited Partnership and Harmer entering into a Loan Restructuring Agreement with the Company, on November 18, 1998 the Reporting Persons and the other persons identified in Item 5(b) of the
Schedule 13D, entered into a voting agreement (the "Voting Agreement") pursuant to which Electra, the Adams Family Trust, Charles Anthony Adams, and Charles Anthony Adams' children, agreed to vote their Common Stock as directed by Robert
S. MacTarnahan or his successor. The Voting Agreement expires upon termination of the Company's reimbursement obligation to Harmer and payment of amounts owing under the Restructuring Agreement.

Item 7. Material to Be Filed as Exhibits

         1) Voting Agreement, dated November 18, 1998 as amended as of December 6, 1999.

         2) Joint Filing Agreement dated as of December 6, 1998.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ R.M. MacTarnahan
----------------------------------      Harmer Mill & Logging Supply Co.
Robert Malcolm MacTarnahan
                                        By: /s/ R. Scott MacTarnahan
                                           -------------------------------------
                                           Robert Scott MacTarnahan, Vice
                                           President
/s/ R. Scott MacTarnahan
----------------------------------
Robert Scott MacTarnahan                MacTarnahan Family Trust

                                        By: /s/ R.M. MacTarnahan
                                           -------------------------------------
                                           Robert M. MacTarnahan, Trustee

/s/ C.A. Adams
----------------------------------      Black Lake Investments
Charles Anthony Adams
                                        By: /s/ R.M. MacTarnahan
                                           -------------------------------------
                                           Robert Malcolm MacTarnahan, Partner


                                        By: /s/ R. Scott MacTarnahan
                                           -------------------------------------
                                           Robert Scott MacTarnahan, Partner

                                        MacTarnahan Limited Partnership

                                        By: Harmer Mill & Logging Supply Co.

                                            By: /s/ R.Scott MacTarnahan
                                                --------------------------------
                                                Robert Scott MacTarnahan,
                                                Vice President

                                        Electra Partners, Inc.

                                        By: /s/ C.A. Adams
                                           -------------------------------------
                                           Charles Anthony Adams, President

                                        Charles A. Adams Family Trust

                                        By: /s/ C.A. Adams
                                           -------------------------------------
                                           Charles Anthony Adams, Trustee